Exhibit 99.14

Rio Tinto plc
Transaction in Own Shares
10 March 2006

Rio Tinto plc today acquired through JPMorgan Cazenove Limited 115,000 of its ordinary shares at an average price of 2591.0333 pence per ordinary share. The purchased shares will all be held as treasury shares.

Following the above purchase, Rio Tinto plc holds 10,811,557 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,061,413,991.

For further information, please contact:

Investor Relations
Nigel Jones
Office: +44 (0) 20 7753 2401
Mobile: +44 (0) 7917 227 365

Secretarial Department
Matthew Whyte
Office: +44 (0) 20 7753 2317

Website: www.riotinto.com